Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of           September          2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)
Date: September 19, 2003	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, September 19, 2003 Page 3 of 3

Electrolux will make provision for loan guarantees within professional laundry equipment

(ELUX) Electrolux will make a provision of EUR 32m (approximately SEK 290m) in the third quarter of 2003, referring to previously issued loan guarantees for launderette operators in Germany. The launderettes are experiencing financial difficulties due to weak market conditions, and Electrolux may be required to fulfill its guarantee commitments.

The launderettes are equipped with professional laundry equipment supplied by the Electrolux Group. In accordance with common business practice in this sector, Electrolux has previously provided guarantees for loans in connection with the set up of launderettes. The guarantees refer mainly to the second half of the 1990’s.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document to fax no +46 8 738 70 90, with your name, company, and fax number, stating what you want to change,.

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	INVESTOR RELATIONS	E-MAIL ADDRESS
SE-105 45 STOCKHOLM, SWEDEN	+46 8 738 60 00	+46 8 738 60 03	ir@electrolux.se
OFFICE ADDRESS	TELEFAX	WEBSITE	REG. NO
S:T GÖRANSGATAN 143	+46 8 738 70 90	www.electrolux.com/ir	556009-4178